Mail Stop 6010

September 20, 2006

Mr. Sam B. Humphries
President and Chief Executive Officer
Healthtronics, Inc.
1301 Capitol of Texas Highway, Suite 200B
Austin, Texas 78746

        RE: **Healthtronics, Inc.**
                Form 10-K for the year ended December 31, 2005
                File No. 0-30406

Dear Mr. Humphries:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Martin F. James
                                  Senior Assistant Chief Accountant